SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Quilmes Industrial (Quinsa), Société Anonyme

(Name of Issuer)

Class B shares, without par value

(Title of Class of Securities)

74838Y20

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of     7.            Sole Voting Power           1,367,840

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         1,367,840

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,367,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of     7.            Sole Voting Power           1,367,840

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         1,367,840

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,367,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Norbert H. Lou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	United States

Number of     7.            Sole Voting Power           1,375,240

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         1,375,240

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,375,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.8%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Arnhold and S. Bleichroeder Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of     7.            Sole Voting Power           1,111,804

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         1,111,804

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,111,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.3%

14.	Type of Reporting Person (See Instructions)	IA

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Cayman Islands

Number of     7.            Sole Voting Power           536,610

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         536,610

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of     7.            Sole Voting Power           536,610

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         536,610

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Nadeem Walji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Canada

Number of     7.            Sole Voting Power           567,010

Shares

Beneficially  8.            Shared Voting Power

Owned by

Each  9.            Sole Dispositive Power         567,010

Reporting

Person With  10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	567,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.2%

14.	Type of Reporting Person (See Instructions)	IN

Item 1. Identity and Background

This statement relates to the Class B shares, without par value (the “Shares”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa”). The address of Quinsa’s principal executive office is 84, Grand Rue, L-1660 Luxembourg, Grand-Duchy of Luxembourg.

Item 2. Identity and Background

This statement is filed by (i) Punch Card Capital, L.P. (“Punch Card”), a Delaware limited partnership, as a result of its direct ownership of Shares and of American Depositary Shares, each representing two Shares (“ADSs”), (ii) Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (“ASB””), as a result of having management and control over certain client accounts holding ADSs, (iii) Duma Master Fund, L.P. (“Duma”), a Caymans Island exempt limited partnership, as a result of its direct ownership of ADSs, (iv) Punch Card Capital, LLC, a Delaware limited liability company (“Punch Card GP”), as a result of being the sole general partner of Punch Card, (v) Norbert H. Lou, as a result of being the sole Managing Member of the Punch Card GP, as a result of directly beneficially owning Shares, and as a result of his relationships with certain family members that directly beneficially own Shares, (vi) Duma Capital Partners, L.P., a Delaware limited partnership, as a result of being the investment manager of Duma (“Duma IM”), and (vii) Nadeem Walji, as a result of being the Chief Investment Officer of Duma IM and as a result of directly beneficially owning Shares. Punch Card, Punch Card GP, Mr. Lou, ASB, Duma, Duma IM and Mr. Walji, are collectively referred to as the “Reporting Persons.”

Punch Card is an investment partnership. Punch Card GP is primarily engaged in management of Punch Card. Mr. Lou’s principal occupation is serving as the Managing Member of Punch Card GP. Mr. Lou is a citizen of the United States, and may be deemed to possess voting and dispositive control over certain ADSs owned by members of Mr. Lou’s family, as reported in this statement. The address of each of Punch Card, Punch Card GP and Mr. Lou is P.O. Box 334, Gotha, FL 34734-0334.

ASB is a registered investment adviser. Mr. John P. Arnhold is the Chairman and Chief Executive Officer of ASB and a citizen of the United States. Jason Dahl, Jonathan Spitzer, Michael Kellen and Steve Dixon (collectively, the "Portfolio Managers") are portfolio managers with respect to the ASB client accounts described above. Each of the Portfolio Managers’ primary occupation is acting as a portfolio manager of ASB client accounts and is a citizen of the United States. The address of each of ASB, Mr. Arnhold and the Portfolio Managers is 1345 Avenue of the Americas, New York, New York 10105.

Duma is an investment partnership. Duma IM is primarily engaged in management of Duma’s investments. Mr. Walji’s principal occupation is serving as the Chief Investment Officer of Duma IM. Mr. Walji is a citizen of Canada. The address of each of Duma, Duma IM and Mr. Walji is 1370 Avenue of the Americas, 23rd floor, New York, New York 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Punch Card invested a total of approximately $.5 million to purchase 14,716 Shares and approximately $22 million to purchase 676,562 ADSs. Such funds were drawn from Punch Card’s capital available for investment. In addition, Mr. Lou and members of his family invested approximately $.2 million in 3,700 ADSs. Such funds were drawn from Mr. Lou’s and such family members’ capital available for investment.

Punch Card Overflow, L.P., of which Punch Card GP acts as the general partner, owns a swap that reflects an economic interest in 228,900 ADSs, with a total cost of approximately $12 million.

ASB’s client accounts invested a total of approximately $20 million to purchase 40,000 Shares and 535,902 ADSs. Such funds were drawn from investment funds in such client accounts and, in certain cases, were purchased on margin pursuant to margin account arrangements on standard terms and conditions.

Duma invested a total of approximately $12.8 million to purchase 268,305 ADSs. Such funds were drawn from Duma’s capital available for investment. In addition, Mr. Walji invested approximately $1 million to purchase 15,200 ADSs. Such funds were drawn from Mr. Walji’s capital available for investment.

Item 4. Purpose of Transaction

Each of the Reporting Persons owning Shares or ADSs acquired such securities in order to acquire an equity interest in Quinsa. Each of such Reporting Persons intends to review its or his investment in Quinsa on a continuing basis and, depending upon the price of and other market conditions relating to the Shares and ADSs, developments affecting Quinsa, Quinsa’ business and prospects, the investment objectives of such Reporting Persons (or in the case of ASB’s client accounts, the objectives of such clients), general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its or his investment in Quinsa.

According to Quinsa’s public disclosures, Companhia de Bebidas das Americas, a Brazilian company (“Ambev”) holds a 97.83% voting interest in Quinsa’s share capital and also holds a 7.05% interest in Quilmes International (Bermuda) Ltd., Quinsa’s principal subsidiary (“QIB”). In 2003 Quinsa acquired a call option to acquire Ambev’s interest in QIB. However, at Quinsa’s last annual general meeting in June 2007, Quinsa’s Chief Executive Officer revealed that Quinsa’s call option had been terminated. Quinsa has never disclosed the circumstances surrounding the termination and what sort of compensation, if any, Quinsa received in return for the termination of the call option.

Since 2006, Punch Card has retained Deminor International SCRL (“Deminor”) to advise Punch Card in connection with Punch Card’s position as a minority investor in Quinsa. Commencing in October 2007, representatives of the ASB and Duma began to discuss the possibility of retaining Deminor along with Punch Card to assist the Reporting Persons in connection with their position as minority investors. In particular, in light of recent events, including the issues surrounding the QIB call option, the Reporting Persons have concerns with respect to whether Quinsa is being managed in the interests of all shareholders. On November

16, 2007, ASB (on behalf of its clients’ accounts) and Duma retained Deminor. While the Reporting Persons may be deemed to constitute a group as a result of such actions, each of the Reporting Persons disclaims the existence of a group.

In the past, certain of the Reporting Persons have pursued obtaining a full explanation of the circumstances surrounding the apparent termination of the QIB call option; requesting that minority shareholders be able to nominate at least one director; requesting that Quinsa’s board increase the number of independent directors; encouraging Quinsa to require its management and board members to own Quinsa shares, something that does not exist currently; requesting that Quinsa cease creating conflicts of interest by using Ambev shares to compensate Quinsa management; providing that approval of transactions between Ambev and Quinsa should be subject to more rigorous standards and independent review; improving Quinsa’s disclosure of financial information and results of operations; and demanding that Quinsa’s board of directors ensure that minority shareholders are adequately protected. The Reporting Persons may consider pursuing these objectives in the future.

Except as described in this statement, none of the Reporting Persons has any plan or proposal which relate to or would result in: (a) the acquisition by any person of additional securities of Quinsa, or the disposition of securities of Quinsa; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Quinsa or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Quinsa or any of its subsidiaries; (d) any change in the present board of directors or management of Quinsa, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Quinsa; (f) any other material change in Quinsa’ business or corporate structure; (g) changes in Quinsa’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Quinsa by any person; (h) causing a class of securities of Quinsa to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Quinsa becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this statement:

(i) Punch Card directly owns 676,562 ADSs and 14,716 Shares, representing in the aggregate 1,367,840 Shares or approximately 2.8% of the 48,907,094 outstanding Shares as of August 31, 2007, as reported in Quinsa’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 14, 2007;

(ii) Mr. Lou and members of his family directly own 3,700 ADSs, representing 7,400 Shares or less than 0.1% of the 48,907,094 outstanding Shares as of August 31, 2007;

(iii) ASB’s client accounts directly own 535,902 ADSs and 40,000 Shares, representing 1,111,804 Shares or approximately 2.3% of the 48,907,094 outstanding Shares as of August 31, 2007;

(iv) Duma directly owns 268,305 ADSs, representing 536,610 Shares or approximately 1.1% of the 48,907,094 outstanding Shares as of August 31, 2007; and

(v) Mr. Walji directly owns 15,200 ADSs, representing 30,400 Shares or less than 0.1% of the 48,907,094 outstanding Shares as of August 31, 2007.

Consequently, the Reporting Persons beneficially own a total of 1,499,669 ADSs, representing 2,999,338 Shares, and 54,716 Shares, or an aggregate of 3,054,054 Shares representing approximately 6.24% of the outstanding Shares.

Punch Card GP and Mr. Lou, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the ADSs and Shares directly owned by Punch Card. ASB by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the ADSs directly owned by ASB’s client accounts. Duma IM and Mr. Walji, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the ADSs directly owned by Duma.

(b) Punch Card, together with Punch Card GP and Mr. Lou, has sole voting power and sole investment power with respect to its ADSs and Shares. Mr. Lou has sole voting and sole investment power with respect to the ADSs owned by Mr. Lou and shared dispositive power with respect to the ADSs owned by his family members. By virtue of investment management agreements with its clients, ASB has voting and dispositive powers with respect to the ADSs held in ASB’s client accounts. Duma, together with Duma IM and Mr. Walji, has sole voting power and sole investment power with respect to its ADSs. Mr. Walji has sole voting and sole investment power with respect to his ADSs.

(c) During the past 60 days, none of the Reporting Persons have effected any transactions in the ADS or Shares, except as set forth on Schedule A.

(d) No person (other than Punch Card GP and Mr. Lou with respect to ADSs and Shares owned by Punch Card, Mr. Lou with respect to ADSs owned by his family members, ASB clients with respect to ADSs owned by ASB’s client accounts, and Duma IM and Mr. Walji with respect to ADSs owned by Duma, Mr. Walji with respect to his Shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of Quinsa, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2007

/s/ Norbert Lou

Norbert Lou, individually and as Managing Member of Punch Card Capital, LLC, general partner of Punch Card Capital, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2007

/s/ Mark Goldstein

Mark Goldstein, Senior Vice President

Arnhold and S. Bleichroeder Advisers, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2007

/s/ Nadeem Walji

Nadeem Walji, individually and as Chief Investment Officer of Duma Capital Partners, L.P., general partner and investment manager of Duma Master Fund, L.P.

Schedule A

Transactions in the ADSs effected by ASB’s clients during the past 60 days

(all purchases effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE
09/17/07	53	65.62
09/17/07	47	65.62
09/28/07	45	66.75
09/28/07	55	66.75
10/01/07	64	66.65
10/01/07	36	66.65
10/01/07	100	67.00
10/01/07	400	67.00
10/11/07	200	68.67
10/11/07	800	68.67
10/12/07	100	68.48
10/12/07	500	68.48
10/15/07	48	67.43
10/15/07	152	67.43
10/16/07	200	68.16
10/16/07	500	68.16
10/17/07	200	67.91
10/17/07	800	67.91
10/22/07	100	66.75
10/23/07	100	66.74
10/23/07	500	66.74
10/25/07	100	66.88
10/26/07	900	65.50
10/26/07	100	65.53
10/26/07	300	65.53
11/01/07	1,265	64.46
11/01/07	1,155	64.46
11/05/07	594	64.44
11/05/07	172	64.44
11/05/07	571	64.44
11/05/07	100	64.70
11/05/07	400	64.70
11/08/07	2,143	64.49
11/08/07	1,838	64.49
11/08/07	1,119	64.49
11/09/07	904	63.94
11/09/07	1,049	63.94
11/09/07	547	63.94

11/13/07	101	64.02
11/13/07	94	64.02
11/13/07	48	64.02
11/14/07	172	63.98
11/14/07	130	63.98
11/14/07	98	63.98
11/15/07	19,200	64.20
11/15/07	800	64.20
11/15/07	15,500	64.20
11/15/07	3,500	64.20
11/15/07	2,402	64.30
11/16/07	5,000	66.79
11/26/07	1,500	66.67

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d 1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the American Depositary Shares, representing Class B shares, without par value of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation, and that this Agreement shall be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the 26th day of November, 2007.

/s/ Norbert Lou

Norbert Lou, individually and as Managing Member of Punch Card Capital, LLC, general partner of Punch Card Capital, L.P.

/s/ Nadeem Walji

Nadeem Walji, individually and as Chief Investment Officer of Duma Capital Partners, L.P., general partner and investment manager of Duma Master Fund, L.P.

/s/ Mark Goldstein

Mark Goldstein, Senior Vice President

Arnhold and S. Bleichroeder Advisers, LLC

ND: 4837-3124-5314, v. 2